SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resource Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1845 Walnut Street, 17th Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Zanghi — 215-546-5005 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

4350 Congress Street, Suite 900	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donna M. Zanghi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Securities LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President and FINOP
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MELISSA CULBERTSON
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA CNTY
My Commission Expires Jun 17, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Resource Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Resource Securities LLC (the "Company"), as of December 31, 2017, that is filed pursuant to 17 C.F.R. §240.17a-5, and the related notes (collectively referred to as "the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, in conformity accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2017.

Asheville, North Carolina
February 28, 2018

RESOURCE SECURITIES LLC

STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2017

ASSETS

Cash	$ 3,456,945
Restricted cash	250,000
Commissions and fee receivables from affiliate-sponsored programs	1,017,307
Securities owned, at fair value	85,757
Investment in affiliate	178,023
Receivables from affiliates	257,623
Prepaid expenses	480,362
Other receivables and assets	21,839
Total assets	$ 5,747,856

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued compensation and related payables	$ 1,437,284
Payables to clearing agent and other broker dealers	999,662
Payable to an affiliate	7,495
Accounts payable, accrued liabilities and other liabilities	169,263
Total liabilities	2,613,704
Member's equity	3,134,152
Total liabilities and member's equity	$ 5,747,856

The accompanying notes are an integral part of this statement.

RESOURCE SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2017

Note 1 – Organization and Description of the Company

On August 1, 2017, Resource Securities Inc., a Delaware corporation converted to a Delaware limited liability company and changed its name to Resource Securities LLC ("Company"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). RAI Ventures LLC (formerly RAI Ventures, Inc.) ("Parent") was the Company's sole stockholder through July 31, 2017 and has been the Company's sole member since August 1, 2017. The Parent's sole member is Resource America, Inc. ("RAI") which is a wholly owned subsidiary of C-III Capital Partners LLC ("C-III"), a privately held commercial real estate services and investment management company. The Company has offices in New York, NY and Philadelphia, PA and, until October 2017, a foreign branch office in Singapore.

The Company operates as a broker dealer serving as a dealer manager for the sale of private placements of securities, direct participation investment programs ("DPPs"), public and private limited partnerships and real estate investment trusts ("REITs"), and interval funds formed pursuant to the Investment Company Act of 1940, as amended, that are sponsored by affiliates who are subsidiaries of RAI. These affiliates also serve as general partners, advisors, and/or managers of these programs. During the year ended December 31, 2017 ("2017"), the Company served as a dealer manager and underwriter for two public (non-traded) REITs and served as a dealer manager for two publicly traded interval funds and one private placement.

Until September 2017, the Company also served as a placement agent for various security auctions. The Company also holds investments in securities for its own account, primarily asset-backed debt and equity securities. The Company, along with various affiliated parties, holds an equity investment in a limited liability company ("RCM Global") that acquired a pool of trading securities, primarily non-marketable asset-backed equity and debt securities for investment. RCM Global is managed by an affiliated publicly traded REIT, Resource Capital Corporation ("NYSE: RSO"), which was sponsored and is managed by a subsidiary of RAI. RSO owns the majority interest in RCM Global.

Note 2 – Summary of Significant Accounting Policies

Generally Accepted Accounting Principles

The Financial Accounting Standards Board ("FASB") identified the FASB Accounting Standards Codification ("ASC") as the authoritative source of accounting principles generally accepted in the United States of America ("U.S. GAAP") other than guidance put forth by the SEC. All other accounting literature not included in the ASC is considered non-authoritative.

Basis of Presentation

Management believes that it is appropriate to present its statement of financial condition on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Securities

Securities owned primarily represent trading securities of non-marketable asset-backed debt and equity securities purchased for the Company's own account and reported at fair value. The Company utilizes trade date accounting to record the purchases and sales of trading securities. The cost of a security is determined using the specific identification method.

Note 2 – Summary of Significant Accounting Policies – (Continued)

Income Taxes

The Company is included in the consolidated federal income tax return of RAI and its subsidiaries and as well as certain combined state returns and one combined city tax return. The Company utilizes a separate-company return basis to record an amount due in lieu of Federal income taxes which is recorded as a payable or receivable to RAI. As a result of the LLC conversion on August 1, 2017, the Company is a disregarded entity for all of RAI's Federal, state and local tax filings.

Use of Estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from these estimates.

Fair Value

The Company used the following methods in estimating the fair value of each class of financial instrument for which it is practicable to estimate fair value. For cash, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments. For securities owned, the fair value is primarily based on a valuation report provided by a third-party pricing service that primarily uses discounted cash flow analysis modeled on market-standard analytics along with proprietary valuation models as well as recent trade data for a specific security or comparable securities. For certain debt securities, such as collateralized loan obligations ("CLOs") that may be subject to early redemption, the third-party pricing service also utilizes discounted cash flow analysis supplemented by the calculation of net asset value to equity which represents the value of the collateral pool that remains after senior obligations (including hedging amounts and fees, if any) are paid in full.

Recent Accounting Standards

In March 2017, the FASB issued ASU 2017-03, *Accounting Changes and Error Corrections and Investments- Equity Method and Joint Ventures* which relate to certain amendments relating to disclosures of the impact of the adoption of recently issued standards in a future period and also is applicable to ASU 2016-02, *Leases*. The Company has not yet determined whether the adoption of these standards will have a material impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases*. The guidance relates to all leases except for short-term leases and requires the recognition of a right-of-use asset and a lease liability and is effective for fiscal years beginning after December 15, 2018. During 2017, the FASB issued ASU No 2017-13 amending ASU-2016-02 and relating to the early adoption of this standard. The Company has not yet determined whether the adoption of these standards will have a material impact on its financial statements.

Note 2 – Summary of Significant Accounting Policies – (Continued)

Recent Accounting Standards- (Continued)

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments- Overall; Recognition and Measurement of Financial Assets and Financial Liabilities.* The update outlines amendments to provisions relating to equity investments and the presentation of financial assets and liabilities and is effective for fiscal years beginning after December 15, 2017. The Company has determined that the adoption of this standard will not have a material impact on its financial statements.

Note 3 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk relate to periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions and brokerage accounts with the Company's clearing agent, which are not insured except for one firm account. At December 31, 2017, the Company had total deposits of $3,760,869, of which $3,488,539 was in excess of amounts insured by the Federal Deposit Insurance Corporation. No losses have been experienced on these investments.

Note 4 – Securites Owned and Investment in Affiliate

Prior to 2017, the Company engaged in the purchase and sale of trading securities for its own account, primarily nonmarketable asset-backed debt and equity securities which are reported as securities owned. At December 31, 2017, securities owned consisted of four nonmarketable asset-backed equity securities and eight debt securities with an adjusted aggregate cost basis of $503,844 and an aggregate fair value of $85,757. In addition, the Company owns a 2.89% equity interest in RCM Global. The Company utilizes the equity method of accounting for this investment since RCM Global is under the control of RSO.

Note 5 – Certain Relationships and Related Party Transactions

In the ordinary course of its business operations, the Company has ongoing transactions with its affiliates and five affiliated sponsored investment programs. The Company is party to an expense sharing agreement with various affiliated entities.

	Investment in Affiliate	Commissions, and Fees Receivables	(Payables) Receivables – Affiliates
Affiliates:			
RRE	$ –	$ –	$ (7,495)
RAI	–	–	256,482
Other	–	–	1,141
RCM Global	178,023	–	–
	$ 178,023	$ –	$ 250,128
Affiliate sponsored programs:			
REITs	$ –	$ 1,011,767	$ –
Interval fund- RE	–	4,235	–
Interval fund- RFFM	–	1,305	–
	$ –	$ 1,017,307	$ –

Resource Real Estate, Inc. and subsidiaries ("RRE"): RRE, a wholly owned subsidiary of RAI, is the parent company of certain subsidiaries that serve as managers or advisors of three sponsored investment programs that are operating in their offering stages. During 2017, the Company serves as underwriter and dealer manager of for two REIT offerings and serves as dealer manager of one interval fund ("Interval Fund- RE"). At December 31, 2017, commissions and dealer manager fees receivable totaling $1,011,767 was due from the REITs. At December 31, 2017, dealer manager fees receivable of $4,235 was due to the Company from the Interval Fund-RE. Additionally, at December 31, 2017, the Company has a payable of $7,495 to RRE for certain allocated expenses.

RAI: At December 31, 2017, the Company is owed $256,482 from RAI relating to shared expenses net of amounts due for Federal tax benefits and net of RAI payments totaling $1,750,000 during 2017. During 2017, the Company received total cash contributions of $6,103,000 of additional capital from its Parent funded by RAI for the seven month period prior to the Company's LLC conversion and $4,350,000 of member contributions from its Parent for the five month period after the Company's LLC conversion.

In April 2017, a wholly-owned subsidiary of RAI became the advisor of one interval fund ("Interval fund-RFFM") for which the Company serves as the dealer manager. At December 31, 2017, dealer manager fees receivable of $1,305 were due to the Company from the Interval Fund-RFFM.

Other: At December 31, 2017, the Company was owed $1,141 from affiliated parties primarily related to draw payments on compensation to a certain employee.

Note 5 – Certain Relationships and Related Party Transactions – (Continued)

RCM Global: During 2017, the Company received $30,872 in distributions from its investment in RCM Global. The investment in RCM Global is $178,023 at December 31, 2017.

Resource Financial Fund Management, Inc. ("RFFM"): RFFM is a wholly-owned subsidiary of RAI and is the sponsor and until April 2017,.also served as advisor of Interval fund- RFFM.

Parent: In conjunction with the LLC conversion, the Company distributed $772,297 to its Parent of net deferred taxes primarily related to net operating losses carryforwards.

C-III: In November 2017, the Company entered into a dealer manager agreement with one private placement program, a limited partnership ("the Fund"), that is in its offering stage and is sponsored and managed by C-III. The agreement expires on December 31, 2018. Refer to Note 10, Subsequent Events for further information.

Other Security Transactions: During 2017, the Company served as an agent representing certain affiliated persons and entities for security transactions that cleared through the Company's third-party clearing firm. Also, security transactions by Company employees who are security traders for the Company are cleared through the Company's third-party clearing firm as required by Company policy. No compensation is paid to the Company for these security transactions.

Note 6 – Income Taxes

The Company is subject to examination by the Internal Revenue Service ("IRS") as part of RAI's consolidated Federal tax return filings and by the taxing authorities in states and localities in which the Company has business operations. The Company is subject to examinations by the IRS, state and local tax authorities for the years ended December 31, 2014, 2015 and 2016.

Note 7 – Fair Value

In analyzing the fair value of its assets accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets are categorized into one of three levels based on the assumptions ("inputs") used in valuing the asset. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 – Unobservable inputs that reflect the entity's own assumptions about the assumptions that market participants would use in the pricing of the asset and that are, consequently, not based on market activity, but upon particular valuation techniques.

There were no transfers among Levels 1, 2 or 3 during 2017.

Note 7 – Fair Value- (Continued)

Securities owned by the Company represent nonmarketable trading securities including both equity and debt securities which are reported at fair value at Level 3. The Company utilizes a third-party pricing service that provide estimates of the fair values of the Company's securities owned. The valuations prepared by the pricing service involve discounted cash flow analysis for each security using a market-based discount rates. The cash flow models use market standard analytics as well as proprietary models, sensitivity analyses and net asset value calculations. Assumptions used for cash flows include conditional default rates ("CDR"), conditional prepayment rates ("CPR"), loss severity or default and reinvestment assumptions. For one equity security owned, a 9% CDR and a 20% CPR were utilized and for two debt securities owned, net asset value analysis was utilized. Three equity securities and six debt securities, representing three foreign securities and three loans, had no fair value at December 31, 2017.

The following table provides activity for securities owned that use Level 3 inputs for 2017:

Securities owned at January 1, 2017	$ 547,602
Proceeds from securities	(29,591)
Losses on securities, net	(432,254)
Securities owned at December 31, 2017	$ 85,757

Note 8 – Commitments and Contingencies

The Company's clearing agent agreement with a third-party broker dealer expired on January 26, 2018. At December 31, 2017, the remaining minimum monthly fee due under the agreement is $5,000. Per the clearing agreement, the Company is liable to the clearing agent for any unsecured debits of the agent's customer accounts. The Company is required to maintain a $250,000 clearing deposit with the broker dealer during the term of the agreement which is reported as restricted cash. The deposit is refundable pending final settlement of any remaining expenses due under the agreement.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company's minimum net capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rules and regulations further require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Note 9 – Net Capital Requirements- (Continued)

The following table summarizes the Company's compliance with the net capital requirements at December 31, 2017.

Net capital	$ 2,064,516
Net capital requirement	$ 174,247
Excess net capital	$ 1,890,269
Percentage of aggregate indebtedness to net capital	126.60

Note 10 – Subsequent Events

The Company is a dealer manager of a Fund sponsored and managed by C-III. Subscribers obtained under a selling agreement with a third party broker dealer obtained commitments totaling $11,950,000 and were admitted as limited partners to the Fund on the closing date in February 2018. Such commitments will be funded by the limited partners upon the issuance of a capital call by the fund's general partner at its discretion. At the closing date, the Company recorded a commission receivable of 5% of the commitments accepted which is fully re-allowed and payable to the selling broker dealer and a dealer manager fee receivable of 2% of the commitments accepted of which 1% is re-allowed and payable to the selling broker dealer. Fees are payable by the limited partners to the Company over the first three capital calls.

The Company has evaluated subsequent events through February 28, 2018 and determined that no events have occurred, other than as disclosed above, which would require an adjustment or additional disclosure in the Company's statement of financial position and notes thereto.

Resource Securities LLC

(SEC I.D. No. 8-66669)

Report of Independent Registered Public Accounting Firm

and

Statement of Financial Condition
December 31, 2017

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document**